EXHIBIT 99.2
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[LOGO - PURCELL ENERGY LTD.]                                             TSX PEL
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             #2810, 605 - 5th Avenue SW Calgary, AB Canada T2P 3H5
   t 403.269.5803 f 403.264.1336 www.purcellenergy.com info@purcellenergy.com


14 April 2004

                           PURCELL ENERGY REPORTS 2003
                         FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA -- PURCELL ENERGY LTD. reports its 2003 financial and operating results. Purcell's average production in 2003 was 4,220 barrels of oil equivalent per day ("boe/d"), compared to 4,022 boe/d in 2002. In the fourth quarter, average production was 5,656 boe/d, weighted approximately 79 percent to natural gas. Cash flow in 2003 increased to $21.2 million, a 45 percent increase from $14.7 million in 2002. For the year, net income was $1.7 million (2002 - $1.0 million).

HIGHLIGHTS
                                                   3 months to Dec. 31           12 months to Dec. 31
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($000, except where indicated;                                  %                              %
6 mcf = 1 bbl)                              2003       2002     change       2003      2002    change
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                                                   Restated                        Restated
                                                    Note (3)                        Note (3)
FINANCIAL
Petroleum and natural gas sales           15,776      9,978         58     50,389    30,746        64
Revenue, net                              12,367      7,465         66     38,787    26,677        45
Operating expenses                         3,870      2,353         64     10,894     7,880        38
  Per unit ($/boe)                          7.44       6.83          9       7.07      5.37        32
G&A expenses                               1,092        405        170      3,212     2,195        46
  Per unit ($/boe)                          2.10       1.17         79       2.09      1.49        40
Cash flow                                  6,343      3,962         60     21,217    14,677        45
  Per share-basic ($)                      0.132      0.150        (12)     0.618     0.554        12
  Per share-diluted ($)                    0.132      0.148        (11)     0.618     0.544        14
Net income (loss)                         (1,623)      (201)      (705)     1,696       982        73
  Per share-basic ($)                     (0.034)    (0.008)      (325)     0.049     0.037        32
  Per share-diluted ($)                   (0.034)    (0.008)      (325)     0.049     0.036        36
Capital expenditures, net (2)              8,819      6,131         44     32,693    35,232        (8)
Common shares outstanding (000)
  Weighted average, basic                 47,881     26,400         81     34,330    26,491        30
  Weighted average, diluted               47,882     26,818         79     34,331    26,973        27
  End of period, basic                    50,090     27,641         81     50,090    27,641        81
  End of period, fully diluted            62,209     31,179        100     62,209    31,179       100

OPERATIONS
Production
  Natural gas (mmcf/d)                     26.68      17.28         54      20.15     19.56         3
  Crude oil and liquids (bbls/d)           1,209        864         40        862       763        13
  Equivalent (boe/d)                       5,656      3,745         51      4,220     4,022         5
Commodity prices (well head)(1)
  Natural gas ($/mcf)                       4.86       4.19         16       4.81      3.06        57
  Crude oil and liquids ($/bbl)            34.66      35.57         (3)     37.44     34.56         8
  Equivalent ($/boe)                       30.35      27.56         10      30.61     21.45        43
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

Notes:   (1)  Product prices include hedges and transportation costs are deducted. Notes:
         (2)  Excludes the cost of corporate acquisitions.
         (3)  Restated due to the retroactive application of the change in accounting for asset retirement obligations pursuant to CICA S.
              3110.

Purcell acquired BelAir Energy Corp. effective September 4, 2003. Results for the fourth quarter of 2003 reflect the first full quarter of the financial and operating impact of the acquisition. The fourth quarter loss was, in part, due to transitional costs related to the BelAir acquisition and, also, increased staffing requirements to handle more Purcell-operated activity.

Purcell Energy's complete 2003 annual report, including its Financial Statements and Management's Discussion and Analysis, is expected to be made available on Purcell's website and on SEDAR by April 27, 2004. The company's annual meeting is scheduled for May 25, 2004 at 3:00 pm at the Calgary Petroleum Club.

RESERVES, ASSET VALUE, FINDING AND DEVELOPMENT COSTS

This year was the first time Gilbert Laustsen Jung Associates Ltd. (GLJ) conducted an evaluation of Purcell's oil and gas reserves. GLJ evaluated substantially all of Purcell's reserves, including reserves obtained through the acquisition of BelAir. For several years GLJ evaluated only Purcell's Fort Liard gas reserves. Effective January 1, 2004 GLJ evaluated 92 percent of Purcell's reserves and the balance of the company's reserves comprising minor properties were evaluated by Purcell's engineers and reviewed by GLJ. The reserves were evaluated in accordance with the new reserves evaluation standards in National Instrument 51-101 using GLJ's April 1, 2004 price forecast. At December 31, 2003, the value of Purcell's proved and probable reserves, discounted at 10 percent per annum, increased to $186.5 million from $156.8 million at the end of 2002. This year, Fort Liard reserves accounted for 49.3 percent of the value of proved and probable reserves. In 2002, Fort Liard was 75.9 percent of the value of the company's established reserves.

Including acquisitions, Purcell's 2003 finding and development ("F&D") costs, including future development costs of $5.3 million for proved reserves and $6.3 million for proved and probable reserves, and excluding costs of $9.2 million incurred on undeveloped properties, were $20.09 per proved boe and $14.69 per proved and probable boe. Excluding acquisitions and dispositions, all-in F&D costs for 2003 were $29.24 per proved boe and $21.00 per proved and probable boe. Purcell's three-year F&D costs, excluding acquisitions, dispositions and costs of $21.5 million incurred on undeveloped properties, are $22.86 per proved boe and $22.46 per proved and probable boe. Three year all-in F&D costs, excluding acquisitions and dispositions, were $28.26 per proved boe and $27.68 per proved and probable boe.

Further details of the company's proved and probable reserves of 18.54 million boe were reported in a Purcell press release dated March 31, 2004.

DRILLING ACTIVITY

In 2003, Purcell had mixed results from its exploration program, with greater success in the latter part of the year. The company participated in 32 gross (13.44 net) wells, of which 21 (5.59 net) were gas wells, 4 (2.06 net) were oil wells and 7 (5.79 net) were dry, for a success rate of 78 percent (57 percent net). Successful wells were drilled at Fort Liard, Ells/Birch Tar, West Pembina, Pigeon Lake, Blueberry, and Weyburn. In the fourth quarter, the company participated in 12 (5.67 net) wells, of which 9 (2.97 net) were gas wells, 2 (1.70 net) were oil wells and 1 (1 net) was dry, for a success rate of 92 percent (82 percent net). Purcell is continuing to develop exploration and development opportunities on its extensive undeveloped lands totaling approximately 320,000 net acres at the end of 2003, compared to approximately 190,000 net acres at the end of 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Net revenue of $38.8 million in 2003 was up 45 percent from $26.7 million in 2002 reflecting increased production (up 5 percent) and higher commodity prices (up 43 percent per boe). In the fourth quarter, net revenue increased 66 percent to $12.4 million compared to the same period in 2002 as a result of the full impact of the BelAir acquisition and new production from Purcell's drilling activities. For the year, crude oil production increased by 13 percent to 862 barrels per day, and natural gas production increased to 20.15 mmcf per day. Production declines at Fort Liard were offset by new gas production in other areas. Commodity prices received during 2003 were much stronger for gas, up 57 percent to a wellhead price of $4.81 due to tight North American supplies. Oil prices remained strong in 2003, up 8 percent from the previous year.

Royalty expenses increased in 2003 with crown royalties rising to an average of $5.05 per boe, 64 percent over the $3.07 per boe average in 2002. The main reason for this increase was higher prices for natural gas in 2003.

Production expenses per boe increased 32 percent to $7.07 from $5.37 in 2002. The increase relates to generally more expensive industry costs but also reflects the higher cost remote areas where Purcell is active. Operating costs per boe at Fort Liard increased in 2003 due to reduced production volumes. Operating expenses increased further per boe in the fourth quarter of 2003 due to additional production constraints at Fort Liard. As the majority of processing and operating costs at Fort Liard are not variable, the restoration of production levels should result in a reduction of operating costs per unit in 2004. Operating costs per boe in Alberta increased mainly due to production constraints at a third-party facility at Purcell's Rainbow property. Increasing production levels at Rainbow in 2004 are expected to reduce per unit operating costs in this area.

Increased expenses relate to the higher level of activity in all areas. Purcell's increased activity level has necessitated the addition of technical staff. General and administrative costs, net, increased by 46 percent to $3.2 million in 2003 due to higher head office costs, in part related to more company-operated properties after the BelAir purchase. The company continues to add expertise to manage and exploit its growing asset base. Net general and administrative (G&A) expenses increased by 40 percent to $2.09 per boe in 2003. Net G&A expenses in 2004 are expected to be about $4.0 million.

Depletion, depreciation and amortization increased by 38 percent in 2003 to $17.1 million representing a 31 percent increase to $11.08 per produced boe. Significantly higher finding and development costs have driven depletion costs upwards in 2003. The company experienced mixed drilling success in 2003 with net proved and probable reserve additions, after technical and National Instrument 51-101 revisions, replacing 102 percent of production. Due to the BelAir acquisition, depletion and site restoration in the fourth quarter of 2003 increased by 41 percent per boe to $12.74 compared to the same period in 2002.

Interest expense increased by 95 percent in 2003 to $2.8 million and fourth quarter interest expense of $0.87 million is up 52 percent over 2002 reflecting higher outstanding bank loan balances and the $5.0 million subordinate debenture financing completed in October 2002. Debt levels were increased in conjunction with the purchase of BelAir and to support the extensive capital program carried out by the company in 2003.

For the year, net income was up by 73 percent, although a loss was incurred in the fourth quarter. The loss was a result of a number of factors, including a 41 percent increase in depletion per boe compared to the fourth quarter of 2002, the early adoption of the new stock based compensation and asset retirement obligation accounting rules, transitional costs related to the BelAir acquisition, and increased G&A expenses. Cash flow in the fourth quarter increased 60 percent, but declined by 12 percent per share as a result of increased shares outstanding due to financings and the BelAir acquisition.

In 2003, Purcell maintained its high level of activity, investing $32.7 million (excluding corporate acquisitions), slightly less than originally budgeted. The capital program was funded 65 percent by cash flow and 35 percent by the issue of common shares. The company is continuing its capital program in 2004 with emphasis on the exploration of its inventory of full-cycle prospects. The company's 2004 capital budget of $32 million is dedicated 70 percent to drilling, completion and tie-in activities. The company's plans include drilling up to 40 gross wells in 2004. The emphasis on exploration drilling in 2004 consists of about 50 percent of the capital program, but with more medium-risk projects than in 2003.

ACQUISITION OF BELAIR

The purchase of BelAir closed on September 4, 2003. The acquisition was accounted for using the purchase method with the results of BelAir included in Purcell's operations from the date of acquisition. The total tax-adjusted cost of the purchase was $71.3 million (including transaction costs of $3.8 million), paid for by the issue of 11,343,922 common shares of Purcell at $2.50 per share, payment of $3.2 million cash, the assumption of net debt of $23.8 million, assumption of the asset retirement obligation of $5 million, and future income taxes of $7.2 million. The acquired proved and probable reserves evaluated in accordance with National Instrument 51-101 were 5.05 million boe, at a cost of $12.60 per boe, net of undeveloped land and seismic data.

OUTLOOK FOR 2004

Purcell entered 2004 with the objective of restoring Fort Liard production levels for the second half of the year and a realistic expectation for adding new production from the drilling activity that has occurred and is extending beyond this winter drilling season. Production additions over the past six months have been more than offset by production constraints of 1,000 boe/d, primarily at Fort Liard and Milo. First quarter 2004 production was further hampered by unscheduled plant downtime at Fort Liard and temporary interruptions elsewhere from extremely cold winter weather followed by an early spring breakup that reduced volumes by another 400 boe/d. First quarter production was approximately 5,000 boe/d. Current production has increased to 5,300 to 5,400 boe/d. Purcell has approximately 300 boe/d behind pipe awaiting tie-in during the second quarter. Total production gains from tie-ins, resolved production constraints and successful Fort Liard drilling (currently ongoing) could amount to 1,800 boe/d by the end of August 2004, moving total company production to over 7,000 boe/d. Also, production additions could be achieved during the second half of 2004 through drilling success from Purcell's ongoing drilling program that will see wells drilled at Blueberry, Pigeon Lake, Tatagwa, and West Pembina.

CONFERENCE CALL

A conference call is scheduled for today (April 14, 2004) at 1:00 p.m. MT to discuss the 2003 financial and operating results and outlook for 2004.

Conference Call Details:

Title:        Purcell Energy 2003 year-end results conference call
Date:         Wednesday, April 14, 2004
Time:         1:00 p.m. mountain time (3:00 p.m. eastern time)
Dial-in:      416-695-5259 (Toronto or International)
              1-800-446-4472 (toll-free in North America)
Webcast:      www.purcellenergy.com

A replay of the conference call will be available until May 7, 2004 at 416-695-5275 (Toronto and International) or 1-866-518-1010 (toll-free in North America). An audio archive will be available at www.purcellenergy.com.

This news release contains forward-looking statements with respect to Purcell. These statements involve risks and uncertainties that could cause actual results to differ materially from forecasts. These risks and uncertainties include commodity prices, well production rates, drilling success, timing, and the successful implementation of the company's business strategy.

For further information contact:

Jan M. Alston
President & C.E.O.
Purcell Energy Ltd.
Tel:     (403) 269-5803

Peter D. Knapp
Iradesso Communications Corp.
Tel:     (403) 503-0144, ext. 202